mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

May 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Kim
Stephen Krikorian
Edwin Kim
Joshua Shainess

Re:	SaverOne 2014 Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed May 2, 2022

File No. 333-263338

Dear Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess:

On behalf of SaverOne 2014 Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 4, 2022, relating to the above referenced Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-263338) submitted by the Company on May 2, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the F-1 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	Please revise your cover page and summary to clarify what securities are being offered and the details of your offering. In particular, please:

●	Disclose the quantity of ADSs and underlying ordinary shares that you are registering, including those underlying all issuable warrants.

●	Clarify that both the public units and pre-funded warrants are being registered under this registration statement, including the ADSs and ordinary shares underlying both pre-funded warrants and ordinary public warrants.

●	State that the units and pre-funded warrants as part of the pre-funded units will not be listed on the Nasdaq.

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

May 5, 2022

●	Clarify that although the pre-funded units are designed for investors that are restricted from owning more than 4.99% of your ordinary shares to add a larger indirect equity stake, the warrants underlying the pre-funded units appear to still have 4.99% exercise limitation and will not be exercisable until 61 days after notice of exercise.

●	Clarify if any insiders or company affiliates have indicated an intention to purchase pre-funded units.

●	Discuss the risks associated with the pre-funded units.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and summary accordingly.

Tax Treatment of Pre-Funded Warrants, page 100

2.	You indicate your intention to treat the pre-funded warrants as prepaid forwards on ADSs for U.S. federal income tax purposes. In that regard, we note that assuming the correctness of such treatment, a U.S. Holder will be treated as the owner of the ADS upon delivery and the separation of components of each unit should not be a taxable event for U.S. federal income tax purposes. Please attribute this opinion to tax counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K. Further, we note this section appears to erroneously describe the ordinary warrant included in the pre-funded unit as being exercisable into one ordinary share instead of one ADS. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Amendment No. 3 to reflect the tax treatment of the pre-funded warrants in the same manner as a holder of the Company’s ADSs. Accordingly, based on our revised disclosure, we believe there is nothing in the application of U.S. federal income tax to investors that is either unusual or complex to warrant a tax opinion.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Ori Gilboa, Chief Executive Officer